Exhibit 12.4
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Pro Forma Ratio of Earnings to Fixed Charges

Millions of Dollars
Six Months Ended
June 30, 2006
Pro Forma Earnings Available for Fixed Charges
Pro forma income from continuing operations before income taxes	$15,161
Pro forma distributions less than equity in earnings of fifty-percent-or-less-owned companies	(771)
Pro forma fixed charges, excluding capitalized interest*	872

$15,262

Pro Forma Fixed Charges
Pro forma interest and expense on indebtedness, excluding capitalized interest	$723
Pro forma capitalized interest	219
Pro forma interest portion of rental expense	97
Pro forma interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	7

$1,046

Pro Forma Ratio of Earnings to Fixed Charges	14.6

*Includes amortization of capitalized interest.
Pro forma earnings available for fixed charges include, if any, the company’s pro forma equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Pro forma fixed charges include the company’s proportionate share, if any, of pro forma interest relating to the contingent debt.